Mail Stop 4561

July 8, 2008

Michael G. Shook
Chief Executive Officer
Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

>   **Re: Consonus Technologies, Inc.**
>   **Amendment No. 5 to Form S-1**
>   **Filed on June 10, 2008**
>   **File No. 333-142635**

Dear Mr. Shook:

We have reviewed your amended Form S-1 and have the following comments.

Inside Cover

1. You indicate a prospectus delivery period of 40 days. Given that you are now seeking quotation on the Nasdaq Capital Market, the prospectus delivery period is 25 days rather than 40. See Securities Act Rule 174(d). Please revise accordingly.

Risk Factors, page 11

General

2. Please add a risk factor alerting potential investors to the fact that you have identified a material weakness in your internal control over financial reporting. The text should describe the nature and impact of the material weakness, including the restatement that resulted. Provide clear statements regarding management's conclusions as to the effectiveness of your disclosure controls and procedures as well as your internal control over financial reporting. In addition, management's discussion and analysis should discuss any time frames associated with the remediation and any material costs.

Exhibits

<u>Legality Opinion</u>

3. We note that the opinion dated December 21, 2007 has not been updated to reflect the changes in the offering. Please provide an updated opinion in a pre-effective amendment.

<u>Consents of Independent Registered Public Accounting Firms</u>

4. Future submissions must include the signed consents of each of your Independent Registered Public Accounting Firms. The consents included in Exhibit 23.1 and 23.3 did not include a signature.

You may contact Tamara Tangen at 202-551-3443 or Stephen Krikorian, Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 416-947-0866</u>
        Brian Pukier, Esq.
        Ian Putnam, Esq.
        Stikeman Elliott LLP